UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

Explanatory note
     This Report on Form 6-K contains an ad hoc release pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG) published by Deutsche Bank AG on January 31, 2011. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Deutsche Bank provides preliminary update on fourth quarter 2010 results
     Deutsche Bank AG today announced, on a preliminary and unaudited basis, key elements of its fourth quarter 2010 financial performance.
     Deutsche Bank expects increased total net revenues of approximately EUR 7.4 billion for the fourth quarter (4Q2009: EUR 5.5 billon). Due to first time consolidation of Deutsche Postbank AG and acquisition-related costs as well as accelerated investments made to realign the bank, i.e. integration measures in the Corporate and Investment Bank (CIB) and Sal. Oppenheim Group, Deutsche Bank’s noninterest expenses increased to EUR 6.3 billion (4Q2009: EUR 4.2 billion).
     As a result, Deutsche Bank currently anticipates an income before income taxes for the fourth quarter 2010 of approximately EUR 700 million (4Q2009: EUR 756 million), and a net income of approximately EUR 600 million (4Q2009: EUR 1.3 billion, reflecting special tax items).
     Deutsche Bank’s fourth-quarter and full-year 2010 results will be published as scheduled on 3 February 2011 with the Annual Press Conference in Frankfurt and an Analyst Call taking place on the same day.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: February 1, 2011	By:	/s/ Martin Edelmann
		Name:	Martin Edelmann
		Title:	Managing Director

By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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